111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

July 1, 2020

VIA EDGAR CORRESPONDENCE

David Orlic
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Orlic:

This letter responds to your comments, provided by telephone on May 27, 2020, regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on April 7, 2020 (the “Registration Statements”). The Registration Statements relate to the FT Cboe Vest U.S. Equity Buffer ETF – July and FT Cboe Vest U.S. Equity Deep Buffer ETF – July (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

The Funds acknowledge that any comments provided by the Commission on prior similar series that were not fully addressed previously are reiterated here.

Please note that all comments and responses apply to each of the Funds.

Comment 1 – General

Please confirm that the Funds have adopted a policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, (including a 60-day shareholder notice requirement) with respect to each Fund’s name. Also, please consider disclosing such policy in the prospectus and statement of additional information.

Response to Comment 1

The Funds confirm that they intend to adopt a policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, (including a 60-day shareholder notice requirement) with respect to each Fund’s name. Such policy will be disclosed in the prospectus and statement of additional information in a definitive filing prior to the launch of the Funds.

Comment 2 – Statement of Additional Information

With respect to the description of the method by which each Fund will alert existing shareholders to the new cap at the beginning of each new Target Outcome Period, please:

1.	Reconsider whether the sticker referenced in step 1 should be mailed to shareholders, and whether the sticker referenced in step 2 needs to be mailed to shareholders; and
2.	Disclose that the information described in steps 1 and 2 will be available on the Fund’s website and disclose such website address.

Response to Comment 2

With respect to the description of the method by which the Fund will alert existing shareholders to the new cap at the beginning of each new Target Outcome Period, the Funds agree with the Commission regarding revisions to the process by which the stickers will be mailed. Each prospectus and statement of additional information has been revised accordingly.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess